SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                               ______________________

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 2)*


                               PLM International, Inc.
                                  (Name of Issuer)

                            Common Stock, par value $.01
                           (Title of Class of Securities)


                                      69341L106
                                   (CUSIP Number)


                               Mr. Howard P. Berkowitz
                                   (212) 664-0990
                                HPB Associates, L.P.
                                 888 Seventh Avenue
                              New York, New York 10106
                    (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                    July 12, 1996
               (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

             Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

             NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


       PAGE 1 OF 7 PAGES

       13D
CUSIP No.  69341L106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON        HPB Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
             N/A
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER         -0-

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER       -0-

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          -0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          -0-

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                   -0-
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **                  PN

_____________________________________________________________________________
       ** SEE INSTRUCTIONS BEFORE FILLING OUT!


       PAGE 2 OF 7 PAGES

       13D
CUSIP No.  69341L106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON        HPB Group, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
             N/A
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER         -0-

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER       -0-

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          -0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          -0-

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                   -0-
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **                  OO

_____________________________________________________________________________
       ** SEE INSTRUCTIONS BEFORE FILLING OUT!


       PAGE 3 OF 7 PAGES

       13D
CUSIP No.  69341L106
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON        Howard P. Berkowitz
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **     N/A

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION      United States

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER         -0-

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER       -0-

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER          -0-

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER        -0-
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          -0-

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                   -0-
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON **      IN

_____________________________________________________________________________
       ** SEE INSTRUCTIONS BEFORE FILLING OUT!


       PAGE 4 OF 7 PAGES

       The Schedule 13D, initially filed on October 21, 1994 (the "Initial
Schedule 13D"), as amended by Amendment No. 1 filed on May 4, 1995 ("Amendment No. 1"), by HPB Associates, L.P., a Delaware limited partnership (the "Partnership"), and Mr. Howard P. Berkowitz relating to the common stock, $.01 par value (the "Common Stock"), of PLM INTERNATIONAL, INC., a Delaware corporation, whose principal executive offices are located at One Market Plaza, Steuart Street Tower, Suite 900, San Francisco, California 94105-1301 (the "Company"), is hereby amended by this Amendment No. 2 to the Schedule 13D as follows:


ITEM 1.   IDENTITY AND BACKGROUND

       Item 1 is hereby replaced in its entirety as follows:

       This Schedule 13D is being filed on behalf of HPB Associates, L.P., a Delaware partnership whose principal offices are located at 888 Seventh Avenue, New York, New York 10106 (the "Partnership"), HPB Group, L.L.C., a Delaware limited liability company whose principal offices are located at 888 Seventh Avenue, New York, New York 10106 ("HPB Group"), and Mr. Howard P. Berkowitz, with respect to the shares of Common Stock owned by the Partnership prior to the transaction described in Item 4 below.

       The Partnership is a private investment partnership. HPB Group is the sole managing partner of the Partnership. Mr. Berkowitz is the senior managing member of HPB Group. Mr. Berkowitz's present principal occupation is acting as senior managing member of HPB Group. Mr. Clifford Greenberg and Mr. Terry O'Connor are each a managing member of HPB Group. The present principal occupation of each of Mr. Greenberg and Mr. O'Connor is acting as a managing member of HPB Group. The business address of each of Messrs. Berkowitz, Greenberg and O'Connor is 888 Seventh Avenue, New York, New York 10106. Messrs. Berkowitz, Greenberg and O'Connor are citizens of the United States.

       Neither the Partnership, HPB Group, Mr. Berkowitz, Mr. Greenberg or Mr. O'Connor has, during the last five years:

             A. been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or

             B. been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Item 3 is hereby replaced in its entirety as follows:

       The source of funds for the purchases reported by the Partnership on the Initial Schedule 13D, as amended by Amendment No. 1, was the Partnership's capital. The total amount of funds used by the Partnership to purchase the 960,000 shares of Common Stock owned by it prior to the transactions described in Item 4 below was $3,120,000.



       PAGE 5 OF 7 PAGES

ITEM 4.   PURPOSE OF THE TRANSACTION.

       Item 4 is hereby replaced in its entirety as follows:

       On July 12, 1996, the Partnership sold 925,000 shares of Common Stock to the Company, which represented all of the Partnership's holdings of shares of Common Stock. Prior thereto, the Partnership had disposed of 35,000 shares of Common Stock. The purposes of these dispositions was to liquify the Partnership's investment.

       The Partnership has no present plans or proposals which relate to, or would result in: (1) the disposition by any other person of shares of Common Stock or other securities issued by the Company; (2) the acquisition by the Partnership or by any other person of shares of Common Stock or other securities issued by the Company; or (3) any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 is hereby replaced in its entirety as follows:

             (a) As of the date of this filing, the Partnership beneficially owns, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), 0 shares of Common Stock. Immediately prior to the transaction described in Item 5(c) below, the Partnership beneficially owned, within the meaning of Rule 13d-3 under the Act, 925,000 shares of Common Stock, representing 8.6% of the outstanding shares of Common Stock (based upon 10,805,861 shares of Common Stock reported to be outstanding by the Company as of May 14, 1996.)

             (b) Neither the Partnership, HPB Group or Mr. Berkowitz has the power to vote or dispose of any shares of Common Stock.

             (c) There were no transactions in shares of Common Stock effected by the reporting persons during the past 60 days, except that on July 12, 1996, the Partnership sold 925,000 shares of Common Stock to the Company for a price of $3 13/16 per share, less brokerage commissions.

             (d)    Not applicable.

             (e) The Partnership, HPB Group and Mr. Berkowitz ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock on July 12, 1996.











       PAGE 6 OF 7 PAGES

                                      SIGNATURE

       After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:       July 17, 1996


       HPB ASSOCIATES, L.P.

       By:  HPB Group, L.L.C.
            Managing Partner

       By:  /s/ Howard P. Berkowitz
       Howard P. Berkowitz
       Senior Managing Member


       HPB GROUP, L.L.C.

       By:  /s/ Howard P. Berkowitz
       Howard P. Berkowitz
       Senior Managing Member


       /s/ Howard P. Berkowitz
       Howard P. Berkowitz
















PAGE 7 OF 7 PAGES